EXHIBIT 99.1

Equinox Gold Reports 124,712 Ounces of Gold Sold in Second Quarter 2021

On Track for Strong H2 2021 with Increased Production and Lower Costs all dollar figures are in US dollars, unless otherwise indicated

VANCOUVER, BC, Aug. 4, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its second quarter 2021 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis for the three and six months ended June 30, 2021 will be available for download on SEDAR, on EDGAR and on the Company's website. The Company will host a conference call and webcast on August 5, 2021 commencing at 7:00 am Vancouver time to discuss the Company's second quarter results and activities underway at the Company's projects. Further details are provided at the end of this news release.

Christian Milau, CEO of Equinox Gold, commented: "Equinox Gold had a solid second quarter with strong performance from the Brazil mines, significant development progress at both Santa Luz and Greenstone, and completion of the stripping campaign at Mesquite to open up the higher-grade Brownie deposit. With Mesquite now stacking ore from Brownie and operations at Los Filos restored, production should be significantly higher in the second half of the year at lower costs.

"The second half of the year will also be catalyst rich, with Santa Luz on track to start commissioning by year end and pour first gold in Q1 2022, the start of full-scale construction at Greenstone and completion of both the Aurizona underground and Los Filos expansion studies. With a strong balance sheet and robust cash flow from seven producing mines, we remain focused on our growth strategy toward one million ounces of annual gold production."

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2021

Operational and financial

•	Lost-time injury frequency rate of 0.76 per million hours worked
•	Produced 122,656 ounces ("oz") of gold
•	Sold 124,712 oz of gold at an average realized gold price of $1,806 per oz
•	Total mine cash costs of $1,089 per oz(1) and mine AISC of $1,382 per oz(1)
•	Earnings from mine operations of $45.6 million
•	Net income of $325.7 million or $1.10 per share
•	Adjusted net income of $3.1 million or $0.01 per share, after adjusting for non-cash expenses(1)(2)
•	Cash flow from operations before changes in non-cash working capital of $31.6 million ($20.2 million after changes in non-cash working capital)
•	Adjusted EBITDA of $52.4 million(1)(2)
•	Expenditures of $34.1 million in sustaining capital and $53.1 million in non-sustaining capital(1)
•	Temporary suspension of mining and development activities at Los Filos in June due to illegal blockades, which were resolved in July
•	Net debt of $215.6 million(1) at June 30, 2021 (including $139.6 million of in-the-money convertible notes)
•	Cash and cash equivalents (unrestricted) increased to $333.9 million at June 30, 2021

Corporate

•	Completed the acquisition of Premier Gold Mines Limited ("Premier")
•	Acquired 100% interest in the producing Mercedes Mine in Mexico and 50% interest in the construction-ready Greenstone Project ("Greenstone") in Ontario, Canada
•	Received spin-out shares and invested C$24.1 million to hold approximately 30% on a basic basis in i-80 Gold, a company that holds the Nevada assets previously owned by Premier
•	Completed non-brokered private placement for C$75.0 million ($59.6 million) of 7.5 million common shares at a price of C$10.00 per share in conjunction with closing of the Premier acquisition
•	Acquired additional 10% interest in Greenstone from Orion Mine Finance Group for $51.0 million in cash plus other contingent consideration, bringing the Company's total interest in Greenstone to 60%
•	Sold the Pilar mine in Brazil for $38.0 million plus a 1% net smelter returns royalty on the mine and a 9.9% equity interest in the buyer, Pilar Gold Inc.
•	Completed the sale of ten million shares in Solaris Resources Inc. ("Solaris") and warrants for the buyers to acquire up to five million additional shares of Solaris for a period of 12 months with a C$10.00 strike price, for total cash proceeds of C$82.5 million received; in the event all warrants are exercised, the Company would receive an additional C$50.0 million for total proceeds of up to C$132.5 million
•	Published the Company's first ESG (environmental, social and governance) report
•	Continued to implement COVID-19 health, safety and testing protocols at all mine sites to limit COVID-19 exposure and transmission; no significant COVID-19 operational disruptions during the quarter

Construction and development

•	Commenced mining at Santa Luz in Brazil; project construction on budget, approximately 50% complete and on schedule to pour gold in Q1 2022
•	Completed more than 51,000 metres of drilling across the Company's portfolio of assets

RECENT 2021 HIGHLIGHTS

•	Updated production and cost guidance to reflect strong performance at Brazil sites and disruption to mining and development activities at Los Filos
•	Production estimated at 560,000 to 625,000 oz of gold with cash costs of $1,025 to $1,075 per oz(1) and AISC of $1,300 to $1,375 per oz(1)
•	AISC includes $186 million of sustaining capital with non-sustaining capital estimated at $251 million(1)
•	Improved consolidated guidance, excluding the effect of Los Filos disruptions
•	Los Filos resumed operations in late July following the removal of both blockades
___________________
1.	Mine cash costs per oz sold, all-in-sustaining costs ("AISC") per oz sold, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), adjusted net income, adjusted earnings per share, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2.	Primary adjustments were $50.3 million gain on sale of Solaris shares, $186.1 million gain on reclassification of the Company's Solaris investment from cost to fair value accounting, $45.4 million gain on sale of Pilar mine, $24.0 million unrealized gain on change in fair value of warrants and $19.0 million unrealized gain on change in fair value of foreign exchange contracts.

EXERCISE OF WARRANTS

•	Management reminds warrantholders that as a result of the 2018 spin-out of copper assets into Solaris (TSX: SLS) and Equinox Gold's 5:1 share consolidation in 2019, Equinox Gold warrants now exercise into 0.20 shares of EQX and 0.05 shares of SLS and the market value of Solaris shares should be taken into consideration when determining the "in-the-money" calculation for warrants. Equinox Gold has added a warrant calculation table to the Shares & Warrants page of its website to assist in the calculation of effective exercise price for outstanding Equinox Gold warrants

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2021(1)	March 31, 2021	June 30, 2020	June 30, 2021(1)	June 30, 2020(2)
Gold produced	oz	122,656	129,233	127,016	251,919	215,967
Gold sold	oz	124,712	128,555	125,824	253,268	208,453
Average realized gold price	$/oz	1,806	1,786	1,708	1,799	1,654
Total cash costs per oz sold(4)	$/oz	1,089	1,141	825	1,115	832
Mine AISC per oz sold(3)(4)	$/oz	1,382	1,482	947	1,433	954
Financial data
Revenue	M$	226.2	229.7	215.3	455.9	345.4
Earnings from mine operations	M$	45.6	44.2	67.2	89.8	103.8
Net income (loss)	M$	325.7	50.3	(77.8)	376.1	(72.2)
Earnings (loss) per share	$/share	1.10	0.21	(0.34)	1.40	(0.39)
Adjusted EBITDA(4)	M$	52.4	60.5	63.4	112.9	105.3
Adjusted net income (loss)(4)	M$	3.1	(3.6)	8.3	(0.5)	16.2
Adjusted EPS(4)	$/share	0.01	(0.02)	0.04	(0.00)	0.09
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	333.9	317.5	494.1	333.9	494.1
Net debt(4)	M$	215.6	229.8	244.3	215.6	244.3
Operating cash flow before changes in non-cash working capital	M$	31.6	62.0	59.6	93.6	90.9

1.	Operational and financial results of the assets acquired from Premier are included from April 7, 2021, onward.
2.	Operational and financial results of the assets acquired in the acquisition of Leagold Mining Corporation ("Leagold") are included from March 10, 2020, onward.
3.	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
4.	Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company realized revenue of $226.2 million on sales of 124,712 oz of gold during the second quarter, compared to revenue for the three months ended March 31, 2021 ("Q1 2021") of $229.7 million on sales of 128,555 oz of gold. The decrease in oz sold from Q1 2021 to Q2 2021 is mainly due to lower production at Aurizona as peak rainy season resulted in more ore being drawn from lower-grade stockpiles instead of run-of-mine ore, lower production at Fazenda as the result of lower grades mined and processed, and the suspension of mining activities at Los Filos due to two illegal blockades. When comparing Q2 2021 to Q1 2021, the addition of production and gold sold during the second quarter from the Mercedes mine, which was acquired on April 7, 2021 from Premier, was offset by the sale on April 16, 2021 of the Pilar mine, which had contributed to oz of gold produced and sold during Q1 2021.

Earnings from mine operations in Q2 2021 of $45.6 million increased slightly from $44.2 million in Q1 2021, and net income in Q2 2021 of $325.7 million increased from $50.3 million in Q1 2021.  The increase in earnings from mine operations was due to higher realized gold prices and improved cash costs per oz gold sold compared to Q1 2021.  The increase in net income was largely driven by a $50.3 million gain on sale of Solaris shares, a $186.1 million gain on reclassification of the Company's Solaris investment from cost to fair value accounting, and a $45.4 million gain on the sale of the Pilar mine.

Adjusted EBITDA for Q2 2021 of $52.4 million decreased from $60.5 million in Q1 2021 largely due to increased care and maintenance costs, which are expensed directly, incurred at Los Filos due to the illegal blockades.  Adjusted net income of $3.1 million for Q2 2021 compared to an adjusted net loss of $3.6 million in Q1 2021 due to lower tax expense.

On April 28, 2021, the Company sold 10 million shares in Solaris, reducing the Company's interest in Solaris to 19.9%. As a result of the decrease in ownership to less than 20%, the Company reclassified its investment in Solaris from cost to fair value accounting, resulting in a $186.1 million non-cash gain on the Company's Solaris investment during the second quarter. Going forward, the Company will recognize a non-cash gain or loss on the change in fair value of its investment in Solaris in other comprehensive income.

2021 GUIDANCE

The Company has updated its 2021 production and cost guidance to reflect solid performance at the Brazil sites and the disruption to mining and development activities at Los Filos.

	Production (oz)	Cash Costs ($/oz)(1)	Aisc ($/oz)(1)(2)	Sustaining Capital (m$)(1)	Non-sustaining Capital (m$)(1)
Mexico
Los Filos	120,000 - 140,000	$1,590 - 1,660	$1,790 - 1,850	$35	$83
Mercedes(3)	30,000 - 35,000	750 - 800	1,150 - 1,200	17	2
USA
Mesquite	130,000 - 140,000	975 - 1,025	1,375 - 1,425	49	9
Castle Mountain	20,000 - 30,000	800 - 850	1,590 - 1,640	18	10
Brazil
Aurizona	130,000 - 140,000	750 - 800	1,025 - 1,075	37	4
Fazenda	60,000 - 65,000	850 - 900	1,100 - 1,150	16	3
RDM	60,000 - 65,000	1,000 - 1,050	1,175 - 1,225	13	25
Pilar(4)	9,334	1,120	1,294	1	-
Santa Luz	-	-	-	-	75
Canada
Greenstone(3)	-	-	-	-	40
Total	560,000 - 625,000	$1,025 - 1,075	$1,300 - 1,375	$186	$251

1.	Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2.	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
3.	Production and capital attributable to Equinox Gold from April 7, 2021, the date of acquisition.
4.	Actuals attributable to Equinox Gold prior to the sale of the Pilar mine, as announced on April 19, 2021.

Production guidance has been increased by 10,000 oz at Aurizona due to higher expected ore grade in the second half of 2021 ("H2 2021") and by 5,000 oz at RDM after strong performance in the first half of the year ("H1 2021"), with no change to Fazenda, Mesquite or Mercedes guidance. Castle Mountain guidance has been reduced by 10,000 oz to reflect a weaker start to the year, although optimization activities related to solution flow on the leach pad have already resulted in double the ounce production in Q2 2021 with continuing improvements expected in H2 2021.

The primary change to gold production guidance is from Los Filos, where illegal blockades during the quarter disrupted mining activities and delayed access to higher-grade ore. While both blockades were resolved in July and the mine is back in operation, production guidance has been reduced by 50,000 oz. Mining activities restarted in the Bermejal and Guadalupe open pits at the end of July and AISC is expected to be significantly lower in the second half of the year, with all ore sources now available.

Cost escalation for certain consumables during 2021, including diesel, cyanide and other reagents, has resulted in increased cash cost per oz guidance at several of the Company's mines. Overall, however, costs per oz are expected to decrease from H1 2021 as production increases at almost all mines and higher-grade ore is placed on the leach pads at both Los Filos and Mesquite. While sustaining capital guidance has decreased slightly, the increase in cash costs per oz due to cost escalation and the overall weaker and disrupted performance at Los Filos for the year is reflected in an 8% increase to the AISC per oz guidance range. Non-sustaining capital guidance is generally consistent with previous guidance with the exception of Los Filos, which has been reduced to reflect the delay to development activities at the Bermejal underground deposit.

SELECTED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021(1) and 2020

	Three months ended		Six months ended
$ amounts in millions, except per share amounts	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020(2)
Revenue	$226.2	$215.4	$455.9	$345.4
Operating expenses	(139.8)	(113.0)	(286.6)	(189.5)
Depreciation and depletion	(40.8)	(35.2)	(79.5)	(52.1)
Earnings from mine operations	45.6	67.2	89.8	103.8
Care and maintenance	(7.1)	(21.6)	(9.1)	(22.5)
Exploration	(4.7)	(3.9)	(7.7)	(6.6)
General and administration	(15.5)	(9.6)	(22.8)	(16.2)
Income from operations	18.2	32.1	50.1	58.5
Other income (expense)	292.5	(104.6)	330.9	(95.6)
Net income (loss) before taxes	310.7	(72.5)	381.0	(37.1)
Tax (expense) recovery	15.0	(5.3)	(4.9)	(35.1)
Net income (loss)	325.7	(77.8)	376.1	(72.2)
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	1.10	(0.34)	1.40	(0.39)
Diluted	0.96	(0.34)	1.19	(0.39)

1.	Financial results for the three and six months ended June 30, 2021 include the results of operations for the mines acquired through the Premier acquisition for the period of April 7 to June 30, 2021.
2.	Financial results for the six months ended June 30, 2020 include the results of operations for mines acquired through the acquisition of Leagold for the period of March 10 to June 30, 2020.

Additional information regarding the Company's financial results and activities underway at the Company's projects is available in the Company's Q2 2021 Financial Statements and accompanying management's discussion and analysis for the three and six months ended June 30, 2021, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Thursday, August 5 commencing at 7:00 am Vancouver time to discuss the Company's second quarter results and activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until February 5, 2022.

Conference call Webcast	Toll-free in U.S. and Canada: 1-800-319-4610 International callers: +1 604-638-5340 www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, is the Qualified Person under National Instrument 43-101 for this Equinox Gold press release and has reviewed and approved the technical information in this document.

Non-IFRS Measures

This news release refers to all-in sustaining costs ("AISC") per ounce sold, which is a measure with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Its measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS Measures" section of the Company's Management's Discussion and Analysis for the period ended December 31, 2020, for a more detailed discussion of this non-IFRS measure and its calculation.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company's ability to successfully advance its growth and development projects, including the construction of Santa Luz and Greenstone and the expansions at Los Filos and Castle Mountain; the implications of blockades at Los Filos; the expectations for the Company's investments in Solaris, i-80 Gold Corp ("i-80 Gold") and Pilar Gold Inc. ("Pilar Gold"); the duration, extent and other implications of the novel coronavirus (COVID-19); and the Company's production and cost guidance. Forward-looking statements or information generally identified by the use of the words "will", "achieve", "strong", "on track", "clear path", "underway", "achieve" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the strengths, characteristics and potential of Equinox Gold following the Premier acquisition; Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz, Los Filos, Castle Mountain and Greenstone being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws; the strategic vision for i-80 Gold and its ability to successfully advance its projects; the strategic vision for Solaris and its ability to successfully advance its projects; the exercise of the Solaris warrants; and the ability of Pilar Gold to successfully operate the Pilar mine and to meet its payment commitments to the Company. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; the failure by Pilar Gold to meet one or more of its payment commitments to the Company; and those factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both of which relate to the year-ended December 31, 2020, and in the Company's MD&A dated August 4, 2021 for the three and six months ended June 30, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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For further information: EQUINOX GOLD CONTACTS: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 18:21e 04-AUG-21